Filed Pursuant to Rule 424(B)(3)

Registration No. 333-164313

PhiLLIPS EDISON – ARC sHOPPING cENTER reit INC.
SUPPLEMENT NO. 3 DATED DECEMBER 18, 2012
TO THE PROSPECTUS DATED OCTOBER 26, 2012

This document supplements, and should be read in conjunction with, our prospectus dated October 26, 2012 relating to our offering of 180 million shares of common stock, as supplemented by Supplement No. 1 dated October 26, 2012 and Supplement No. 2 dated November 13, 2012. Unless otherwise defined in this Supplement No. 3, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose, among other things, the following:

•         the status of the offering;

•         the acquisition of Heron Creek Towne Center; and

•         information regarding our current leverage ratio.

Status of the Offering

We commenced our initial public offering on August 12, 2010, pursuant to which we are offering up to 150,000,000 shares of our common stock in a primary offering at $10.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our dividend reinvestment plan at $9.50 per share. As of December 14, 2012, we had raised aggregate gross offering proceeds of approximately $127.1million from the sale of approximately 12.9 million shares in our initial public offering, including shares sold under our dividend reinvestment plan.

Property Acquisition

On December 17, 2012, we, through a wholly-owned subsidiary, purchased a grocery-anchored shopping center known as Heron Creek Towne Center (“Heron Creek”) for approximately $8.7 million, exclusive of closing costs. We funded the purchase price with proceeds from this offering.  Heron Creek contains 64,664 rentable square feet and is located on approximately 10.2 acres of land in North Port, Florida.  Heron Creek was constructed in 2001.

Heron Creek is approximately 90.4% leased to 11 tenants. The largest tenant at Heron Creek is a Publix grocery store, which occupies approximately 68.5% of the rentable square feet at Heron Creek.  The current aggregate annual effective rent for the tenants of Heron Creek is approximately $650,000 and the current weighted-average remaining lease term for the tenants is approximately 6.4 years. The current weighted-average effective rental rate over the lease term, which is calculated as the annualized effective rent divided by the leased rentable square feet, is approximately $11.20 per square foot.

The table below sets forth a schedule of expiring leases for Heron Creek by square footage and by annualized contractual base rent as of December 14, 2012.  The table below does not include information pertaining to the lease of Publix Liquor, dated December 5, 2012, as the expiration date for such lease has not yet been determined as of the date of this supplement.

Year	Number of Expiring Leases	Annualized Base Rent	% of Annualized Base Rent	Leased Rentable Square Feet Expiring	% of Rentable Square Feet Expiring
2012	-	-	-	-	-
2013	1	34,272	5.2%	1,600	2.8%
2014	1	28,420	4.3%	1,400	2.5%
2015	4	105,900	16.2%	5,575	9.8%
2016	2	56,098	8.6%	2,600	4.6%
2017	-	--	-	-	-
2018	1	26,880	4.1%	1,400	2.5%
2019	-	-	-	-	-
2020	-	-	-	-	-
2021	1	402,866	61.6%	44,271	77.9%
Thereafter	-	-	-	-	-

Based on the current condition of Heron Creek, we do not believe that it will be necessary to make significant renovations to the property. Our management believes that Heron Creek is adequately insured.

Use of Leverage

As of December 14, 2012, our leverage ratio, or the ratio of total debt, less cash and cash equivalents, to total real estate investments, at cost, was approximately 36.79%.